[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 26, 2018

VIA EDGAR
Dominic Minore, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Third Avenue Trust (the “Trust”), on behalf of its series
Third Avenue Value Fund,
Third Avenue Small-Cap Value Fund,
Third Avenue Real Estate Value Fund, and
Third Avenue International Value Fund (collectively, the “Funds”)

Dear Mr. Minore:

We are in receipt of oral comments provided by you on February 9, 2018 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Trust’s Post-Effective Amendment to its Registration Statement (the “Registration Statement”) (Registration Nos. 333-20891 and 811-8039), filed on December 29, 2017. The Trust has considered your comments and has authorized us to make on its behalf the responses discussed below. The comments are set forth below and are followed by the Trust’s response.  We understand that a comment to a specific Fund may apply to all the Funds. Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.

Securities and Exchange Commission
February 26, 2018

1.	Comment: Please file as exhibits to the Registration Statement any and all Expense Limitation Agreements that are operative with respect to the Funds.

Response: The Trust will file the Expense Limitation Agreements as an exhibit to the Registration Statement.

2.
Comment:           The staff notes that any recapture of expenses waived must be within three years of the expense waiver, not within three years of the fiscal year end in which the expenses are waived.  Please confirm that any recapture of expenses occurred within three years of the actual expense waiver.  Further, please confirm that any recapture is the lesser of the expense cap at the time of the waiver and the expense cap at the time of recapture.

Response:           The Trust confirms that any recapture of expenses occurred within three years of the actual expense waiver.  Further, the Trust confirms that any recapture was the lesser of the expense cap at the time of the waiver and the expense cap at the time of recapture. The Trust will revise disclosure in the footnotes to the Fees and Expense tables in the Registration Statement to disclose that fact.

Third Avenue Value Fund

3.
Comment:           Principal Investment Strategies.  The staff notes that Third Avenue Value Fund may invest in companies of any market capitalization.  Please disclose whether the Fund may invest across all industries as well.

Response: The Trust will revise the disclosure to state, “The Fund may invest in companies of any market capitalization and across all industries.” (emphasis added)

4.	Comment: Principal Investment Strategies. After “high-yield and distressed securities,” please disclose that these securities are often referred to as “junk”.

Response: The Trust will revise disclosure in accordance with the Comment.

5.
Comment:           Performance. The staff notes that the performance table includes two benchmarks.  Instruction 2(b) to Item 4(b)(2) states, “If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).”  Please include the appropriate narrative explanation.

Response:           The Trust has determined that the Fund’s primary benchmark, the MSCI World Index, is the most appropriate benchmark to measure the Fund’s performance against. Accordingly, the Trust will remove the S&P 500 Index as a secondary benchmark for the Fund.

Securities and Exchange Commission
February 26, 2018

Third Avenue Small-Cap Value Fund

6.
Comment:           Principal Investment Strategies.  The staff notes that the Fund defines “small company” using the Russell 2000 Index, the S&P Small Cap 600 Index or the Dow Jones Wilshire U.S. Small-Cap Index at the time of investment (based on month-end data).  Please disclose as of the most recent practicable date the market cap ranges from each of these three indices.

Response: The Trust will include the below disclosure in response to the Comment (added language underlined):

The Fund considers a “small company” to be one whose market capitalization is between $50 million and the top range of capitalizations during the most recent quarter (as measured each quarter end) of companies in the Russell 2000 Index or the S&P Small Cap 600 Index at the time of investment (based on month-end data). As of December 31, 2017, the top range of capitalizations was $8.8 billion for the Russell 2000 Index and $9.4 billion for the S&P Small Cap 600 Index.

7.
Comment:           Principal Investment Strategies.  Please clarify in the disclosure whether the senior securities, such as preferred stocks and debt instruments, in which the Fund may invest, are in companies that are considered small pursuant to the Fund’s 80% policy.

Response:           The Trust will revise the disclosure to state, “The Fund may also acquire senior securities of small companies, such as preferred stocks and debt instruments (including high-yield and distressed securities that may be in default and may have any or no credit rating) that the Adviser believes are undervalued.” (emphasis added)

8.	Comment: Principal Investment Strategies. Please disclose whether the Fund adheres to a minimum market capitalization, and if it does, please disclose the minimum market capitalization.

Response: The Fund generally adheres to a minimum market capitalization of $50 million. The Trust will revise the disclosure to state the Fund’s minimum market capitalization.

9.
Comment:           Performance. The staff notes that the performance table includes three benchmarks.  Instruction 2(b) to Item 4(b)(2) states, “If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).”  Please include the appropriate narrative explanation.

Response:           The Trust has determined that the Russell 2000 Value Index is the most appropriate benchmark to measure the Fund’s performance against. Accordingly, the Trust will remove the S&P Small Cap 600 Index as a secondary benchmark for the Fund. The Trust also intends to remove the Russell 2000 Index as the Fund’s primary index, but will continue to include that index with the Fund’s average annual total returns for one year in accordance with Item 4 of Form N-1A along with an explanation for the reason for the selection of a different index.

Securities and Exchange Commission
February 26, 2018

Third Avenue Real Estate Value Fund

10.	Comment: Please revise the typo in the title of this section from “Third Avenue Value Fund” to “Third Avenue Real Estate Value Fund.”

Response: The Trust has revised disclosure in accordance with the Comment.

11.
Comment:           Principal Investment Risks. The staff notes that the Fund has more than 10% of its assets invested in Hong Kong and the United Kingdom.  Please add specific risk disclosure to the extent that investments in such countries would present a material risk to the Fund.

Response: The Trust will include the following risk factors:

Hong Kong Securities Risk

United Kingdom Securities Risk

12.
Comment:           Principal Investment Risks. The staff notes that the Fund has more than 10% of its assets invested in real estate investment trusts (“REITs”).  Please add a specific risk factor with respect to investments in REITs.  In the new risk factor, please state that the Fund will incur an additional layer of expenses when investing in REITs that are not presented in the Fees and Expense table.

Response: The Trust will include the following risk factor:

REIT and Real Estate-Related Investment Risk

Third Avenue International Value Fund

13.	Comment: Principal Investment Strategies. Please either define “located outside of the United States” or insert a cross reference to the definition on page 26.

Response: The Trust will include the below disclosure in response to the Comment (added language underlined):

The Fund seeks to achieve its objective primarily by acquiring equity securities, including common stocks and convertible securities, of well-financed companies (meaning companies with high quality assets and conservative levels of liabilities) located outside of the United States. The Fund considers any issuer that meets any of the following criteria to be “located outside of the United States”: it is organized under the laws of any country other than the United States (a “foreign country”); it maintains its principal place of business in a foreign country; the principal trading market for its securities is located in a foreign country; it derives at least 50% of its revenues or profits from operations in foreign countries; or it has at least 50% of its assets located in foreign countries.

Securities and Exchange Commission
February 26, 2018

About the Funds—Investment Strategies

14.
Comment:           To the extent that the Funds may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:           The Funds do not intend to materially invest in derivatives.  To the extent it does so in the future, the Funds will refer to the disclosure considerations set forth in the July 30, 2010 letter.

15.
Comment:           Third Avenue Real Estate Value Fund.  The staff notes that an investment in below investment grade non-agency mortgage backed securities are deemed to be illiquid assets and must be no greater than 15% of the Fund’s net assets.  Please confirm that the Fund treats such securities as illiquid.

Response: The Trust confirms that the Fund treats below investment grade non-agency mortgage backed securities as illiquid assets.

16.	Comment: Third Avenue International Value Fund. The staff notes that the Fund is subject to a vote for a reorganization. If approved, please update the prospectus.

Response: The Trust confirms that it will update the prospectus if the reorganization is approved.

How to Redeem Shares

17.
Comment:           Please revise disclosure to mirror “How to Purchase Shares.”  That is, please revise “designees” in the following sentence:  “Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees.”

Response: The Trust will revise disclosure in accordance with the Comment.

18.
Comment:           Payment of Redemption Proceeds. The staff notes that in-kind redemptions are expected to generally represent a shareholder’s pro rata portion of assets held by the Fund.  However, the disclosure also states that, “[t]he securities delivered will be selected at the sole discretion of such Fund, will not necessarily be representative of the entire portfolio and may be securities which the Fund would otherwise sell.”  Please disclose in what circumstances the in-kind redemption would not be pro rata.

Response: The Trust will include the below disclosure in response to the Comment (added language underlined):

The securities delivered will be selected at the sole discretion of such Fund, will not necessarily be representative of the entire portfolio and may be securities which the Fund would otherwise sell, such as certain derivatives, restricted securities, odd lots and fractional shares may not be distributed to shareholders.

Securities and Exchange Commission
February 26, 2018

Statement of Additional Information

19.	Comment: Investment Restrictions. Please add “or group of industries” after “one industry” to conform the disclosure to Section 8(b) of the Investment Company Act of 1940.

Response: The Trust will revise disclosure in accordance with the Comment.

20.
Comment:           Investment Restrictions.  The staff notes that the following disclosure does not reconcile with the Funds’ first investment restriction, “A Fund will not purchase any portfolio securities while any borrowing exceeds 5% of its total assets and will not pledge in excess of one-third of its assets to secure any such borrowings. In the unlikely event that borrowings exceeds one-third of a Fund’s assets at any time, the Adviser would take steps to reduce borrowings below this level within three days (not including Sundays and holidays).” (emphasis added).  Please revise disclosure accordingly.

Response: The Trust will revise disclosure to replace the reference to borrowings exceeding one-third of a Fund’s total assets with 5%.

Exhibit Index

21.	Comment: Please provide an updated legality opinion.

Response: The Trust will file an updated legality opinion as an exhibit to the Registration Statement.

Signature Page

22.	Comment: Please include the Principal Accounting Officer as a signatory.

Response: The Trust notes that Michael Buono is the Treasurer, Principal Accounting Officer and the Chief Financial Officer of the Trust. The signature page will be revised accordingly.

Securities and Exchange Commission
February 26, 2018

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman